SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

A Publicly Listed Company

NOTICE

Gafisa’s Extraordinary General Meeting (EGM) and Annual General Meeting of Shareholders (AGM)

FOR IMMEDIATE RELEASE - São Paulo, May 4, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA). In light of the public request for proxy from certain Gafisa shareholders with respect to the Company’s Extraordinary General Meeting (EGM) and Annual General Meeting of Shareholders (AGM) to be held on May 11, 2012, and that the election of the Board of Directors of the Company will be conducted by the cumulative voting process, as well as recent news disclosed in the press and on websites, Gafisa is publicly reinforcing its recommendation that shareholders approve the management agenda items proposed for the EGM and AGM. We encourage shareholders to exercise their rights and vote in favor of the Company’s proposal in order to maintain a fair and equitable process for all shareholders and further strengthen Gafisa’s high level of corporate governance.

As Gafisa has recently disclosed, the management proposal has received support from Institutional Shareholder Services (ISS) and Glass Lewis & Co, the leading independent governance and proxy advisory voting firms serving institutional investors. Both firms issued reports recommending approval of all proxy items proposed for the Company’s EGM and AGM, including the management slate of Directors for the Board.

We believe that these recommendations are another acknowledgement of the efforts of the Board of Directors and Executive Officers that resulted, by year-end 2011, in significant changes in the structure and management of the Company, which has positioned the Company for long-term growth and improved financial performance.

The Board members that comprise the management slate were carefully selected through a process of independent evaluation. The management slate is well-balanced and the candidates are the best positioned to lead the Company forward as it executes its strategic business plan. The slate has complementary backgrounds, combining many years of experience in the real estate and construction sectors, extensive executive leadership capabilities, public company board experience as well as experience in the legal, finance, audit and strategic consulting professions.

It is of course easy to criticize a company operating in a critical sector of the Brazilian economy that is experiencing difficulties.  But these difficulties are not limited to Gafisa, they are affecting real estate and companies in general. The proposed dissenting plan does not contain any relevant information with respect to what is truly difficult and important for the Company: formulating a strategic plan for recovery and implementing it with a team that is experienced and competent in the industry.

The purpose of a public request for a proxy voting exercise should not simply be a critique of the current Board of Directors and Executive Officers, but it should also present a proposal for the execution of a strategic plan. None of this was done. The General Assembly to be held next May 11 is not a referendum between the current Company proposed candidates and other candidates. It should instead represent an opportunity to evaluate and compare concrete plans, if any, for the success of Gafisa and the enhancement of shareholders' value. At this point, the public request for a proxy is a disappointing move, since there is no evidence, not even remotely, to show the existence of other concrete plans of action, other than a simple desire to exercise power over the equity of third parties. There is no evidence in the dissident’s proposal of their real ability to achieve better results.

With regards to the allegations involving the proposal the Company received from GP Investimentos (“GP”) and Equity International (“EI”, together with GP, “Investors”) to acquire certain of the Company’s assets, the Board of Directors of the Company hired independent advisors that together with the Board itself carried out a careful review.  The Board concluded that the indicative offer significantly undervalued Gafisa’s assets and businesses involved and implied substantial transaction costs and high execution issues, bringing risks to the Company, as reported by Gafisa on February 3, 2012 and March 1, 2012.

At the end of the day, Gafisa has a fiduciary obligation to defend all its shareholders, by providing them with reasons why it considers that the management proposal deserves support. However, it is important to note that the public proxy solicitation might result, if accepted, in a takeover of the Company by a proportionately small group of shareholders, for their sole benefit, without the payment of a premium that is statutorily guaranteed to all other shareholders pursuant to Gafisa’s Bylaws.  It is astonishing that under the guise of so-called good corporate governance, traditional defenders of equal treatment to all shareholders in the event of change of control of a public company, are utilizing the public request for proxy (done, by the way, without the disclosure provided for by law) to accomplish a similar outcome, at no cost.

Some talk about an "owner’s attitude" of the Company. However, what is least needed at the moment at the Company is a shareholder or group of shareholders, candidates for the board who alone consider themselves "owners" of the Company, when all are – either the current board, or any successive boards – fiduciaries of the shareholders, defending not their interest of alleged “owners” but the collective interest, in the pursuit of the long-term success of the Company.

The Company seeks to clarify its position on the current speculation so that its silence cannot be misinterpreted, and it reiterates its commitment to successfully implement the strategic plan in accordance with the best practices of corporate governance, to which we are permanently committed.

For more information about the May 11, 2012 Annual and Extraordinary General Meeting of shareholders, please visit www.cvm.gov.br. You can also find more information about the management proposals on Gafisa’s investor relations website at www.gafisa.com.br/ir.

Investor Relations Luciana Doria Wilson Website: www.gafisa.com.br/ir Telephone: +55 11 3025-9297 / 9242 / 9305 Fax: +55 11 3025-9348 E-mail: ri@gafisa.com.br	Media News Wire Débora Mari Máquina da Notícia Comunicação Integrada Telephone: +55 11 3147-7412 Fax: +55 11 3147-7900 E-mail: debora.mari@maquina.inf.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 04, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer